UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Karuna Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

   48576A 100

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    August 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 48576A 100	13D	Page 2 of 7 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 4 (the “Amendment No. 4”) to the statement on Schedule 13D filed on July 15, 2019 (the “Original 13D”), as amended by Amendment No. 1 (“Amendment No. 1”), Amendment No. 2 (“Amendment No. 2”) and (“Amendment No. 3”) to the Original 13D filed on December 13, 2019, January 8, 2021, and April 23, 2021, respectively, relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Karuna Therapeutics, Inc. (the “Issuer”) having its principal executive office at 33 Arch Street, Suite 3110, Boston, Massachusetts, 02110, amends the Original 13D as set forth herein.

Certain terms used, but not defined, in this Amendment No. 4 shall have the meanings assigned thereto in the Original 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

Item 2.	Identity and Background.

(a)	This statement is being filed by (1) ARCH Venture Fund IX, L.P. (“AVF IX”), (2) ARCH Venture Partners IX, L.P. (“AVP IX LP”) the sole general partner of AVF IX, (3) ARCH Venture Partners IX, LLC (“AVP IX LLC”), the sole general partner of AVP IX LP and AVP IX Overage GP (defined below), (4) ARCH Venture Fund IX Overage, L.P. (“AVF IX Overage”), (5) ARCH Venture Partners IX Overage, L.P. (“AVP IX Overage GP”), which is the sole general partner of AVF IX Overage, (6) Keith Crandell (“Crandell”), (7) Robert Nelsen (“Nelsen”), (8) Clinton Bybee (“Bybee”, and together with Nelsen and Crandell, collectively the “AVP IX Managing Directors”). Each of the individuals and entities above shall be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of AVP IX LP is to act as the general partner of AVF IX, and the principal business of AVP IX Overage GP is to act as the general partner of AVF IX Overage. The principal business of AVP IX LLC is to act as the general partner of AVP IX LP and AVF IX Overage GP. The principal business of each of the AVP IX Managing Directors is to act as managing directors of AVP IX LLC and of a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of AVF IX, AVP IX LP, AVF IX Overage and AVP IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

CUSIP No. 48576A 100	13D	Page 3 of 7 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.	Purpose of Transaction.

Not Applicable

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement of Joint Filing

CUSIP No. 48576A 100	13D	Page 4 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 20, 2022

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

CUSIP No. 48576A 100	13D	Page 5 of 7 Pages

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

     Mark McDonnell

     Attorney-in-Fact

*        This amendment No. 4 to the Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 4 relating to the beneficial ownership of shares of Karuna Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 27, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 48576A 100	13D	Page 6 of 7 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Karuna Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original

Dated: September 20, 2022

ARCH VENTURE FUND IX, L.P.

By:       ARCH Venture Partners IX, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:       ARCH Venture Partners IX Overage, L.P.

its General Partner

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

CUSIP No. 48576A 100	13D	Page 7 of 7 Pages

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

     Mark McDonnell

     Attorney-in-Fact

*             This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Karuna Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 27, 2019 and incorporated herein in its entirety by reference.